Exhibit 99.3

FINANCIAL STATEMENTS & NOTES

Management’s responsibility	82	Notes to the consolidated financial statements
Reports of independent registered public accounting firm	83	General information
		1	|	Description of business	90
Consolidated statements of earnings	86	2	|	Basis of presentation	90
Consolidated statements of comprehensive income	86	Segment operations and management
		3	|	Segment information	91
Consolidated statements of cash flows	87	4	|	Capital management	94
Consolidated statements of changes in		5	|	Financial instruments and related risk management	95
shareholders’ equity	88	Detailed information on financial performance
Consolidated balance sheets	89	6	|	Nature of expenses	99
		7	|	Share-based compensation	99
		8	|	Other expenses (income)	100
		9	|	Finance costs	101
		10	|	Income taxes	101
		11	|	Net earnings per share	103
		Detailed information on financial position
		12	|	Receivables	103
		13	|	Inventories	103
		14	|	Property, plant and equipment	104
		15	|	Goodwill and intangible assets	106
		16	|	Investments	107
		17	|	Other assets	108
		18	|	Payables and accrued charges	109
		19	|	Debt	109
		20	|	Lease liabilities	111
		21	|	Pension and other post-retirement benefits	111
		22	|	Asset retirement obligations and accrued environmental costs	114
		23	|	Share capital	115
		Other disclosures
		24	|	Commitments	115
		25	|	Guarantees	116
		26	|	Related party transactions	116
		27	|	Contingencies and other matters	117
		28	|	Accounting policies, estimates and judgments	118

Nutrien Annual Report 2024  |  81

Management’s responsibility for financial reporting

Management’s Report on the Consolidated Financial Statements

The accompanying consolidated financial statements and related financial information are the responsibility of the management of Nutrien Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee discusses and analyzes the Company’s condensed consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The Audit Committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the Board of Directors.

The Board of Directors, through its Audit Committee, oversees management’s responsibilities for financial reporting and internal controls. The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2024. KPMG LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as at the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as at December 31, 2024, the Company maintained effective internal control of financial reporting. Other than in connection with the material weakness and subsequent remediation described below, there has been no change in our ICFR during the three and twelve months ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our ICFR.

The Company’s independent public accountant, KPMG LLP, has issued an attestation report on the Company’s internal control over financial reporting as at December 31, 2024, as reflected in their Report of Independent Registered Public Accounting Firm for 2024.

Remediation of Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual financial statements, or interim financial statements, will not be prevented or detected on a timely basis. As at June 30, 2024 and September 30, 2024, we had a material weakness related to controls over derivative contract authorization in Brazil, which resulted in unauthorized execution of derivative contracts in the second quarter of 2024. The material weakness was identified by our management in late June 2024 and was a result of changes that were introduced to our derivative contract authorization and execution process in Brazil during the second quarter of 2024. As a result of those changes, our controls were not designed effectively during the relevant time periods to ensure that segregation of duties was maintained and checks of authorization were performed in a timely manner and that derivative contracts entered into were recorded in our treasury reporting systems on a timely basis. The material weakness did not result in any errors or a material misstatement to our interim or annual financial statements.

Under the oversight of the Audit Committee, in the fourth quarter of 2024, we completed the remediation of the material weakness described above by redesigning certain processes and controls related to authorization and execution of derivative contracts in Brazil and enhancing the supervision and review activities related to trading in derivative contracts in Brazil. Management supervised the evaluation of the remediation measures implemented by the Company. Based on this evaluation, including testing the effectiveness of the controls addressing the material weakness, management have concluded that the previously identified material weakness relating to the effectiveness of its ICFR described above has been remediated as at December 31, 2024.

/s/ Ken Seitz Ken Seitz President and Chief Executive Officer February 20, 2025	/s/ Mark Thompson Mark Thompson Executive Vice President and Chief Financial Officer February 20, 2025

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Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nutrien Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 20, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 20, 2025

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Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment of the Retail North America Group of Cash-Generating Units

As discussed in Note 15 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2024 was $12,043 million, of which $6,961 million of goodwill is attributed to the Retail North America group of cash-generating units (“Retail North America CGU”). The Retail North America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. The calculation of the recoverable amount of the Retail North America CGU involved estimates including the forecasted earnings before tax, interest, depreciation and amortization (“EBITDA”), terminal growth rate and discount rate.

We identified the calculation of the recoverable amount of goodwill for the Retail North America CGU as of October 1, 2024 as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail North America CGU. Minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the Retail North America CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of goodwill for the Retail North America CGU.  This included controls related to the determination of the forecasted EBITDA, terminal growth rate and discount rate. We evaluated the Company’s forecasted EBITDA for the Retail North America CGU by comparing it to historical results taking into account changes in conditions and events affecting the Company. We evaluated the terminal growth rate by comparing it to the historical growth of the Retail North America CGU and to market information, including forecasted inflation and forecasted gross domestic product in the United States.  We assessed the Company’s ability to accurately forecast EBITDA by comparing historical forecasts of EBITDA to actual results.  In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

Nutrien Annual Report 2024  |  84

  evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data and assessing the resulting discount rate, and evaluating the Company’s estimate of the recoverable amount of the Retail North America CGU by comparing the results of the Company’s estimate to publicly available market data and valuation metrics for comparable entities.

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

/s/ KPMG LLP

Calgary, Canada

February 20, 2025

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In millions of dollars, except as otherwise noted

Consolidated statements of earnings

For the years ended December 31	Note	2024	2023
			Note 2
SALES	3	25,972	29,056
Freight, transportation and distribution	6	956	974
Cost of goods sold	6, 13	17,486	19,608
GROSS MARGIN		7,530	8,474
Selling expenses	6	3,435	3,397
General and administrative expenses	6	644	626
Provincial mining taxes	6	255	398
Share-based compensation expense (recovery)	7	37	(14)
Impairment of assets	14, 15	530	774
Foreign exchange loss, net of related derivatives	5	360	91
Other expenses	8	413	457
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,856	2,745
Finance costs	9	720	793
EARNINGS BEFORE INCOME TAXES		1,136	1,952
Income tax expense	10	436	670
NET EARNINGS		700	1,282
Attributable to
Equity holders of Nutrien		674	1,258
Non-controlling interest		26	24
NET EARNINGS		700	1,282

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN ("EPS")	11
Basic		1.36	2.53
Diluted		1.36	2.53
Weighted average shares outstanding for basic EPS	11	494,198,000	496,381,000
Weighted average shares outstanding for diluted EPS	11	494,365,000	496,994,000

Consolidated statements of comprehensive income

For the years ended December 31 (net of related income taxes)	Note	2024	2023
NET EARNINGS		700	1,282
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial gain (loss) on defined benefit plans	21	17	(17)
Net fair value gain on investments	16	55	4
Items that have been or may be subsequently reclassified to net earnings:
(Loss) gain on currency translation of foreign operations		(254)	89
Other		(52)	5
OTHER COMPREHENSIVE (LOSS) INCOME		(234)	81
COMPREHENSIVE INCOME		466	1,363
Attributable to
Equity holders of Nutrien		443	1,338
Non-controlling interest		23	25
COMPREHENSIVE INCOME		466	1,363

(See Notes to the Consolidated Financial Statements)

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In millions of dollars, except as otherwise noted

Consolidated statements of cash flows

For the years ended December 31	Note	2024	2023
			Note 2
OPERATING ACTIVITIES
Net earnings		700	1,282
Adjustments for:
Depreciation and amortization		2,339	2,169
Share-based compensation expense (recovery)	7	37	(14)
Impairment of assets	14, 15	530	774
Provision for deferred income tax		31	7
Net (undistributed) distributed earnings of equity-accounted investees		(8)	117
Loss related to financial instruments in Argentina	8	35	92
Long-term income tax receivables and payables	17	47	(65)
Other long-term assets, liabilities and miscellaneous		311	197
Cash from operations before working capital changes		4,022	4,559
Changes in non-cash operating working capital:
Receivables		(224)	879
Inventories and prepaid expenses and other current assets		60	1,376
Payables and accrued charges		(323)	(1,748)
CASH PROVIDED BY OPERATING ACTIVITIES		3,535	5,066
INVESTING ACTIVITIES
Capital expenditures [1]	14, 15	(2,154)	(2,600)
Business acquisitions, net of cash acquired		(21)	(153)
Proceeds from (purchase of) investments, held within three months, net		44	(112)
Purchase of investments		(112)	(31)
Net changes in non-cash working capital		27	(22)
Other		83	(40)
CASH USED IN INVESTING ACTIVITIES		(2,133)	(2,958)
FINANCING ACTIVITIES
Repayment of debt, maturing within three months, net	19	(142)	(458)
Proceeds from debt	19	1,022	1,500
Repayment of debt	19	(659)	(648)
Repayment of principal portion of lease liabilities	19, 20	(402)	(375)
Dividends paid to Nutrien's shareholders	23	(1,060)	(1,032)
Repurchase of common shares, inclusive of related tax	23	(184)	(1,047)
Issuance of common shares	23	18	33
Other		(46)	(34)
CASH USED IN FINANCING ACTIVITIES		(1,453)	(2,061)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(37)	(7)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(88)	40
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		941	901
CASH AND CASH EQUIVALENTS – END OF YEAR		853	941
Cash and cash equivalents is composed of:
Cash		741	909
Short-term investments		112	32
		853	941
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		740	729
Income taxes paid		321	1,764
Total cash outflow for leases		558	501

1  Includes additions to property, plant and equipment, and intangible assets of $2,025 million and $129 million (2023 – $2,415 million and $185 million), respectively.

(See Notes to the Consolidated Financial Statements)

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In millions of dollars, except as otherwise noted

Consolidated statements of changes in shareholders’ equity

						Accumulated Other Comprehensive
						(Loss) Income ("AOCI")
						(Loss) Gain
						on Currency				Equity
			Number of			Translation				Holders	Non-
			Common	Share	Contributed	of Foreign		Total	Retained	of	Controlling	Total
(inclusive of related tax)			Shares	Capital	Surplus	Operations	Other	AOCI	Earnings	Nutrien	Interest	Equity
BALANCE – DECEMBER 31, 2022			507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863
Net earnings			‐	‐	‐	‐	‐	‐	1,258	1,258	24	1,282
Other comprehensive income (loss)			‐	‐	‐	88	(8)	80	‐	80	1	81
Shares repurchased (Note 23)			(13,378,189)	(374)	(26)	‐	‐	‐	(600)	(1,000)	‐	(1,000)
Dividends declared -	$2.12	/share (Note 23)	‐	‐	‐	‐	‐	‐	(1,050)	(1,050)	‐	(1,050)
Non-controlling interest transactions			‐	‐	‐	‐	‐	‐	(2)	(2)	(25)	(27)
Effect of share-based compensation including issuance of common shares (Note 7)			683,814	40	‐	‐	‐	‐	‐	40	‐	40
Transfer of net gain on sale of investment			‐	‐	‐	‐	(14)	(14)	14	‐	‐	‐
Transfer of net loss on cash flow hedges			‐	‐	‐	‐	12	12	‐	12	‐	12
Transfer of net actuarial loss on defined benefit plans			‐	‐	‐	‐	17	17	(17)	‐	‐	‐
BALANCE – DECEMBER 31, 2023			494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201
Net earnings			‐	‐	‐	‐	‐	‐	674	674	26	700
Other comprehensive (loss) income			‐	‐	‐	(251)	20	(231)	‐	(231)	(3)	(234)
Shares repurchased (Note 23)			(3,944,903)	(110)	(20)	‐	‐	‐	(60)	(190)	‐	(190)
Dividends declared -	$2.16	/share (Note 23)	‐	‐	‐	‐	‐	‐	(1,063)	(1,063)	‐	(1,063)
Non-controlling interest transactions			‐	‐	‐	‐	‐	‐	‐	‐	(33)	(33)
Effect of share-based compensation including issuance of common shares (Note 7)			418,619	20	5	‐	‐	‐	‐	25	‐	25
Transfer of net gain on sale of investment			‐	‐	‐	‐	‐	‐	7	7	‐	7
Transfer of net loss on cash flow hedges			‐	‐	‐	‐	29	29	‐	29	‐	29
Transfer of net actuarial gain on defined benefit plans			‐	‐	‐	‐	(17)	(17)	17	‐	‐	‐
BALANCE – DECEMBER 31, 2024			491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

(See Notes to the Consolidated Financial Statements)

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In millions of dollars, except as otherwise noted

Consolidated balance sheets

As at December 31	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents		853	941
Receivables	5, 12, 19	5,390	5,398
Inventories	13	6,148	6,336
Prepaid expenses and other current assets		1,401	1,495
		13,792	14,170
Non-current assets
Property, plant and equipment	14	22,604	22,461
Goodwill	15	12,043	12,114
Intangible assets	15	1,819	2,217
Investments	16	698	736
Other assets	17	884	1,051
TOTAL ASSETS		51,840	52,749
LIABILITIES
Current liabilities
Short-term debt	19	1,534	1,815
Current portion of long-term debt	19	1,037	512
Current portion of lease liabilities	20	356	327
Payables and accrued charges	18	9,118	9,467
		12,045	12,121
Non-current liabilities
Long-term debt	19	8,881	8,913
Lease liabilities	20	999	999
Deferred income tax liabilities	10	3,539	3,574
Pension and other post-retirement benefit liabilities	21	227	252
Asset retirement obligations and accrued environmental costs	22	1,543	1,489
Other non-current liabilities		164	200
TOTAL LIABILITIES		27,398	27,548
SHAREHOLDERS’ EQUITY
Share capital	23	13,748	13,838
Contributed surplus		68	83
Accumulated other comprehensive loss		(515)	(296)
Retained earnings		11,106	11,531
Equity holders of Nutrien		24,407	25,156
Non-controlling interest		35	45
TOTAL SHAREHOLDERS’ EQUITY		24,442	25,201
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		51,840	52,749

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

/s/ Christopher Burley Director	/s/ Aaron Regent Director

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In millions of dollars, except as otherwise noted

Notes to the consolidated financial statements

General information

Note 1 | Description of business

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada, S7K 5R6.

Our business operations are further categorized into upstream, midstream and downstream through our involvement across the agriculture value chain.

Upstream	This is comprised of our low-cost production assets including mining and manufacturing of essential crop nutrients needed for fertilizer production, such as potash, nitrogen and phosphate
Potash
  6 operations in the province of Saskatchewan
  investment in Canpotex Limited (“Canpotex”), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer

Nitrogen	12 production and upgrade facilities in North America 1 large-scale operation in Trinidad 50 percent investment in Profertil S.A. (“Profertil”), a nitrogen producer based in Argentina
Phosphate	2 mines and processing plants: 1 in Florida and 1 in North Carolina phosphate feed plants in Illinois, Missouri and Nebraska 1 industrial phosphoric acid plant in Ohio
Midstream

This includes our global logistics and distribution network that facilitates our ability to efficiently and reliably sell and transport products from our facilities to our customers and downstream retail locations.

Downstream	We operate one of the largest global agriculture Retail networks, allowing us to deliver crop inputs and services directly to farmers.

Our Corporate function provide support and governance to above business activities.

 Note 2 | Basis of presentation

We prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of the accounting standards adopted effective January 1, 2024, as disclosed in Note 28. These consolidated financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2023 figures have been reclassified in the consolidated statements of earnings, consolidated statements of cash flows and Note 6 Other expenses (income).

These consolidated financial statements were authorized for issue by the Board of Directors on February 20, 2025.

Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. We prepared these consolidated financial statements under the historical cost basis, except for items that IFRS requires to be measured at fair value. Reference to n/a indicates information is not applicable.

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In millions of dollars, except as otherwise noted

Segment operations and management

Note 3 | Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Sales reported under our Corporate and Others segment relate to our non-core business.

Our Executive Leadership Team (“ELT”), which is comprised of officers at the Executive Vice President level and above, is the Chief Operating Decision Maker (“CODM”). Our CODM uses adjusted EBITDA, calculated as below, to measure performance and allocate resources to the operating segments. Our CODM considers adjusted EBITDA to be a meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. In addition, it excludes the impact of impairments and other costs that are centrally managed by our corporate function.

We determine the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM. We allocate certain expenses across segments based on reasonable considerations such as production capabilities or historical trends.

		Downstream	Upstream and Midstream
						Corporate
	2024	Retail	Potash	Nitrogen	Phosphate	and Others	Eliminations	Consolidated
Sales	– third party	17,832	3,008	3,500	1,610	22	‐	25,972
	– intersegment	‐	370	807	278	‐	(1,455)	‐
Sales	– total	17,832	3,378	4,307	1,888	22	(1,455)	25,972
	Freight, transportation and distribution [3]	‐	389	562	231	‐	(226)	956
	Net sales	17,832	2,989	3,745	1,657	22	(1,229)	25,016
	Cost of goods sold	13,211	1,448	2,535	1,510	9	(1,227)	17,486
	Gross margin	4,621	1,541	1,210	147	13	(2)	7,530
	Selling expenses (recovery)	3,418	10	26	6	‐	(25)	3,435
	General and administrative expenses	191	12	24	14	403	‐	644
	Provincial mining taxes	‐	255	‐	‐	‐	‐	255
	Share-based compensation expense	‐	‐	‐	‐	37	‐	37
	Impairment of assets (Notes 14 and 15)	335	‐	195	‐	‐	‐	530
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	360	‐	360
	Other expenses (income)	87	25	(135)	33	379	24	413
	Earnings (loss) before finance costs and income taxes	590	1,239	1,100	94	(1,166)	(1)	1,856
	Depreciation and amortization	771	609	589	290	80	‐	2,339
	EBITDA [1]	1,361	1,848	1,689	384	(1,086)	(1)	4,195
	Restructuring costs	‐	‐	‐	‐	47	‐	47
	Share-based compensation expense	‐	‐	‐	‐	37	‐	37
	Impairment of assets (Notes 14 and 15)	335	‐	195	‐	‐	‐	530
	Loss related to financial instruments in Argentina	‐	‐	‐	‐	35	‐	35
	ARO/ERL related expense for non-operating sites [2]	‐	‐	‐	‐	151	‐	151
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	360	‐	360
	Adjusted EBITDA	1,696	1,848	1,884	384	(456)	(1)	5,355
	Assets	22,149	13,792	11,603	2,453	2,571	(728)	51,840

1  EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

2  ARO/ERL refers to asset retirement obligations and accrued environmental costs. Refer to Note 22.

3  Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Nutrien Annual Report 2024  |  91

In millions of dollars, except as otherwise noted

		Downstream	Upstream and Midstream
						Corporate
	2023	Retail	Potash	Nitrogen	Phosphate	and Others	Eliminations	Consolidated
Sales	– third party	19,542	3,735	3,804	1,975	‐	‐	29,056
	– intersegment	‐	431	931	288	‐	(1,650)	‐
Sales	– total	19,542	4,166	4,735	2,263	‐	(1,650)	29,056
	Freight, transportation and distribution	‐	407	528	270	‐	(231)	974
	Net sales	19,542	3,759	4,207	1,993	‐	(1,419)	28,082
	Cost of goods sold	15,112	1,396	2,828	1,760	‐	(1,488)	19,608
	Gross margin	4,430	2,363	1,379	233	‐	69	8,474
	Selling expenses (recovery)	3,375	12	27	6	‐	(23)	3,397
	General and administrative expenses	217	13	21	11	364	‐	626
	Provincial mining taxes	‐	398	‐	‐	‐	‐	398
	Share-based compensation recovery	‐	‐	‐	‐	(14)	‐	(14)
	Impairment of assets (Notes 14 and 15)	465	‐	76	233	‐	‐	774
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	91	‐	91
	Other expenses (income)	158	(1)	(27)	40	257	30	457
	Earnings (loss) before finance costs and income taxes	215	1,941	1,282	(57)	(698)	62	2,745
	Depreciation and amortization	759	463	572	294	81	‐	2,169
	EBITDA	974	2,404	1,854	237	(617)	62	4,914
	Restructuring costs	20	‐	‐	‐	29	‐	49
	Share-based compensation recovery	‐	‐	‐	‐	(14)	‐	(14)
	Impairment of assets (Notes 14 and 15)	465	‐	76	233	‐	‐	774
	Loss related to financial instruments in Argentina	‐	‐	‐	‐	92	‐	92
	ARO/ERL related expense for non-operating sites	‐	‐	‐	‐	152	‐	152
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	91	‐	91
	Adjusted EBITDA	1,459	2,404	1,930	470	(267)	62	6,058
	Assets	23,056	13,571	11,466	2,438	2,818	(600)	52,749

Retail Segment Product Line	Sales
Crop nutrients	Dry and liquid macronutrient and micronutrient products including potash, nitrogen and phosphate, specialty fertilizers and proprietary liquid micronutrient products.
Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds and other pests.
Seed	Various third-party supplier seed brands and proprietary seed product lines.
Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, water services and brokerage agency services.
Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.
Nutrien Financial	Financing solutions provided to US and Australia Retail branches and customers in support of Nutrien’s agricultural product and service sales.

Nutrien Annual Report 2024  |  92

In millions of dollars, except as otherwise noted

Segment	Products	Sales Prices Impacted By
Potash	North America – primarily granular Offshore (international) – primarily granular and standard
  North American prices referenced at delivered prices (including transportation and distribution costs)
  International prices pursuant to term and spot contract prices (excluding transportation and distribution costs)

Nitrogen	Ammonia, urea and Environmentally Smart Nitrogen® (“ESN®”), and nitrogen solutions, nitrates and sulfates	Global cost and supply of natural gas
Phosphate	Solid and liquid fertilizers, and industrial and feed products	Global prices and supplies of ammonia and sulfur

	2024	2023
Retail sales by product line
Crop nutrients	7,211	8,379
Crop protection products	6,313	6,750
Seed	2,235	2,295
Services and other	918	927
Merchandise	897	1,001
Nutrien Financial	361	322
Nutrien Financial elimination [1]	(103)	(132)
	17,832	19,542
Potash sales by geography
Manufactured product
North America	1,719	2,090
Offshore [2]	1,658	2,076
Other potash and purchased products	1	‐
	3,378	4,166
Nitrogen sales by product line
Manufactured product
Ammonia	1,232	1,337
Urea and ESN®	1,480	1,624
Solutions, nitrates and sulfates	1,300	1,367
Other nitrogen and purchased products	295	407
	4,307	4,735
Phosphate sales by product line
Manufactured product
Fertilizer	1,237	1,264
Industrial and feed	627	703
Other phosphate and purchased products	24	296
	1,888	2,263

1  Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2  Relates to Canpotex, a major customer, and includes other revenue representing provisional pricing adjustments of $4 million (2023 – $(394) million) (Note 26).

	Sales – Third Party by Customer Location				Non-Current Assets at December 31, [1]
	2024		2023		2024	2023
United States	15,899		17,656		15,773	16,001
Canada	2,872		3,111		19,281	18,987
Australia	3,305		3,389		948	1,069
Canpotex (Note 26)	1,658		2,076		‐	‐
Trinidad	69		29		730	661
Brazil	855		1,048		138	555
Other South America	733	[2]	876	[2]	63	48
Other	581	[3]	871	[3]	353	389
	25,972		29,056		37,286	37,710

1  Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.

2  Other South America third-party sales includes sales to Argentina of $368 million (2023 – $526 million).

3  Other third-party sales primarily relate to Europe of $317 million (2023 – $314 million) and Others of $264 million (2023 – $557 million).

Nutrien Annual Report 2024  |  93

In millions of dollars, except as otherwise noted

Canpotex sales by market (%)	2024	2023
Latin America	40	47
Other Asian markets [1]	28	28
China	13	9
India	7	5
Other markets	12	11

1  All Asian markets except China and India.

 Note 4 | Capital management

Our capital allocation policy prioritizes safe and reliable operations, a strong and flexible balance sheet, return of capital to shareholders through a combination of stable and growing dividends and share repurchases, and a strategy to allocate remaining cash flow to high-value growth opportunities. We monitor our capital structure and, based on changes in economic conditions, may adjust allocation of capital accordingly.

We have access to the capital markets through our base shelf prospectus discussed further below. We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on senior notes and debentures.

We include total debt, adjusted total debt, adjusted net debt and shareholders’ equity as components of our capital structure. We monitor the following measures to evaluate our ability to service debt, make strategic investments and ensure we are in compliance with our debt covenants:

	2024	2023
Adjusted net debt to adjusted EBITDA (refer to Note 3)	2.2	1.9
Adjusted EBITDA to adjusted finance costs	7.2	7.3
Debt to capital (calculated as adjusted total debt to adjusted capital) (Limit: 0.65 : 1.00)	0.35 : 1.00	0.33 : 1.00

Adjusted EBITDA is calculated in Note 3, while the calculations of the remaining components in the above ratios are set out in the following tables:

As at December 31	2024	2023
Short-term debt	1,534	1,815
Current portion of long-term debt	1,037	512
Current portion of lease liabilities	356	327
Long-term debt	8,881	8,913
Lease liabilities	999	999
Total debt	12,807	12,566
Letters of credit – financial	101	94
Adjusted total debt	12,908	12,660

As at December 31	2024	2023
Total debt	12,807	12,566
Cash and cash equivalents	(853)	(941)
Net unamortized fair value adjustments	(276)	(294)
Adjusted net debt	11,678	11,331

As at December 31	2024	2023
Total shareholders' equity	24,442	25,201
Adjusted total debt	12,908	12,660
Adjusted capital	37,350	37,861

Nutrien Annual Report 2024  |  94

In millions of dollars, except as otherwise noted

	2024	2023
Finance costs	720	793
Unwinding of discount on asset retirement obligations	(49)	(33)
Borrowing costs capitalized to property, plant and equipment	82	71
Interest on net defined benefit pension and other post-retirement plan obligations	(5)	(5)
Adjusted finance costs	748	826

In 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities and other securities during a period of 25 months from March 22, 2024. In 2024, we issued senior notes of $1.0 billion pursuant to the base shelf prospectus and the applicable prospectus supplement. Refer to Note 19 for details.

 Note 5 | Financial instruments and related risk management

Our ELT, along with the Board of Directors (including Board committees), is responsible for monitoring our risk exposures and managing our policies to address these risks. Our strategic and risk management processes are integrated to ensure we understand the benefit from the relationship between strategy, risk and value creation. Outlined below are our risk management strategies we have developed to mitigate the financial market risks that we are exposed to.

Credit Risk	Risk Management Strategies
Receivables from customers
  establish credit approval policies and procedures for new and existing customers extend credit to qualified customers through
  review of credit agency reports, financial statements and/or credit references, as available review of existing customer accounts every 12 to 24 months based on the credit limit amounts evaluation of customer and country risk for international customers establish credit period:
  15 and 30 days for wholesale fertilizer customers
  30 days for industrial and feed customers
  30 to 360 days for Retail customers, including Nutrien Financial up to 180 days for select export sales customers, including Canpotex transact on a cash basis with certain customers who may not meet specified benchmark creditworthiness or cannot provide other evidence of ability to pay execute agency arrangements with financial institutions or other partners with which we have only a limited recourse involvement sell receivables to financial institutions which substantially transfer the risks and rewards set eligibility requirements to limit the risk of the receivables may require security over certain crop or livestock inventories set up provision using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are grouped based on days past due and/or customer credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical experience of losses incurred. Receivables are considered to be in default and are written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

Cash and cash equivalents and other receivables	require acceptable minimum counterparty credit ratings limit counterparty or credit exposure select counterparties with investment-grade quality

Aging of receivables (%) as at December 31:

	2024			2023
	Retail (Nutrien Financial)	Retail (Excluding Nutrien Financial)	Potash, Nitrogen and Phosphate	Retail (Nutrien Financial)	Retail (Excluding Nutrien Financial)	Potash, Nitrogen and Phosphate
Current	76	70	94	78	78	89
30 days or less past due	13	9	6	13	6	11
31 – 90 days past due	4	3	‐	4	4	‐
Greater than 90 days past due	7	18	‐	5	12	‐
	100	100	100	100	100	100

Nutrien Annual Report 2024  |  95

In millions of dollars, except as otherwise noted

Maximum exposure to credit risk as at December 31:

	2024	2023
Cash and cash equivalents	853	941
Receivables (excluding income tax receivable)	5,145	5,103
	5,998	6,044

Liquidity Risk	Risk Management Strategies
Access to cash
  establish an external borrowing policy to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner maintain an optimal capital structure
  maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets maintain sufficient short-term credit availability
  uphold long-term relationships with a sufficient number of high-quality and diverse lenders enter into financial arrangements (e.g., Blue Chip Swaps) to remit cash from certain foreign jurisdictions

Refer to Note 19 for our available credit facilities.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

	Carrying Amount	Contractual
	of Liability as at	Cash	Within	1 to 3	3 to 5	Over 5
2024	December 31	Flows	1 Year	Years	Years	Years
Short-term debt [1]	1,534	1,534	1,534	‐	‐	‐
Payables and accrued charges [2]	8,662	8,662	8,662	‐	‐	‐
Long-term debt, including current portion [1]	9,918	15,757	1,508	1,863	2,193	10,193
Lease liabilities, including current portion [1]	1,355	1,594	406	503	237	448
Derivatives	33	33	33	‐	‐	‐
	21,502	27,580	12,143	2,366	2,430	10,641

1  Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on debt with variable rates are based on the prevailing rates as at December 31, 2024.

2  Excludes non-financial liabilities and includes payables of approximately $2.7 billion related to our supplier financing arrangement. These payables were paid in January 2025.

Supplier Financing Arrangements

We enter into contractual arrangements whereby we advance payment to suppliers under inventory prepayment programs to secure product discounts on future inventory purchases. Under these arrangements, we may use financial institutions to remit payment directly to the supplier in accordance with the contractual payment terms. We classify the obligations under these arrangements within Payables and accrued charges as the settlement with the financial institution occurs within the normal payment terms with the supplier.

As at December 31	2024
Carrying amounts of liabilities under supplier financing arrangements:
Presented within payables and accrued charges	2,710
- of which suppliers have received payment	2,710

The amounts payable to the financial institution are due within 50 days from the date of payment to the supplier. Our normal payment terms for trade and other payables that are not part of supplier financing arrangements are 60 days from invoice date. The associated payments of amounts classified within payables and accrued charges are included in cash provided by operating activities within the consolidated statements of cash flows.

Nutrien Annual Report 2024  |  96

In millions of dollars, except as otherwise noted

Market Risks	Account	Risk Management Strategies
Interest rate	Short-term and long-term debt
  use a portfolio of fixed and floating rate instruments
  align current and long-term assets with demand and fixed-term debt monitor the effects of market changes in interest rates
  use interest rate swaps, if desired
We did not believe we have material exposure to interest, price or foreign exchange risk on our financial instruments as at December 31, 2024 and 2023.
Price	Natural gas derivative instruments
  diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis and hold firm pipeline transportation to our operating sites

Price	Investment at fair value	ensure the security of principal amounts invested provide for an adequate degree of liquidity achieve a satisfactory return
Foreign exchange	Financial instruments in a foreign currency
  execute foreign currency derivative contracts within certain prescribed limits for both actual and forecasted expenditures to manage the impact to cash flows and earnings, including those related to our equity-accounted investees, that could occur from a reasonably possible strengthening or weakening of the US dollar

Foreign Currency Derivatives

	2024	2023
Foreign exchange loss (gain)	14	(10)
Hyperinflationary loss	97	114
Loss (gain) on foreign currency derivatives at fair value through profit or loss	249	(13)
Foreign exchange loss, net of related derivatives	360	91

In 2024, we entered into various foreign currency derivative contracts. The losses on our foreign currency derivatives were primarily related to Brazil, which matured in July 2024.  As of December 31, 2024, outstanding derivative contracts were related to our ongoing risk management strategy.

The fair value of our net foreign exchange currency derivative (liabilities) assets as at December 31, 2024 was $(13) million (December 31, 2023 – $11 million). The following table presents the significant foreign currency derivatives that existed as at December 31:

	As at December 31, 2024			As at December 31, 2023
			Average			Average
			Contract			Contract
		Maturities	Rate		Maturities	Rate
	Notional	(year)	(1:1)	Notional	(year)	(1:1)
Derivatives not designated as hedges
Forwards (Sell/buy)
USD/Canadian dollars ("CAD")	604	2025	1.4382	435	2024	1.3207
Brazilian real ("BRL")/USD	233	2025	5.5383	94	2024	4.8688
Australian dollars ("AUD")/USD	89	2025	1.5341	86	2024	1.5269
USD/BRL	47	2025	5.7470	‐	‐	‐
USD/AUD	7	2025	1.6081	‐	‐	‐
Derivatives designated as hedges
Forwards (Sell/buy)
USD/CAD	538	2025	1.3828	601	2024	1.3565

Nutrien Annual Report 2024  |  97

In millions of dollars, except as otherwise noted

Fair Value

Financial Instruments at Fair Value	Fair Value Method and Associated Level within the Fair Value Hierarchy
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares (Level 1) as at the balance sheet date
Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date
Foreign exchange forward contracts, swaps and options, and natural gas swaps not traded in an active market

Based on quoted forward exchange rates or a discounted cash flow (“DCF”) model.  Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial Instruments at Amortized Cost	Fair Value Method
Receivables, short-term debt, and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)
Other long-term debt instruments	Carrying amount (approximation to fair value)

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure. The table does not include fair value information for financial instruments that are measured using their carrying amount as a reasonable approximation of fair value.

	As at December 31, 2024				As at December 31, 2023
	Carrying				Carrying
Financial assets (liabilities) measured at	Amount	Level 1	Level 2	Level 3	Amount	Level 1	Level 2	Level 3
Fair value on a recurring basis [1]
Derivative instrument assets	22	‐	22	‐	20	‐	20	‐
Other current financial assets – marketable securities [2]	108	23	85	‐	173	35	138	‐
Investments at fair value through other comprehensive income ("FVTOCI") (Note 16)	221	211	‐	10	190	180	‐	10
Investments at fair value through profit or loss ("FVTPL") (Note 16)	‐	‐	‐	‐	45	‐	‐	45
Derivative instrument liabilities	(33)	‐	(33)	‐	(16)	‐	(16)	‐
Amortized cost
Investments at amortized cost (Note 16)	‐	‐	‐	‐	19	16	‐	‐
Current portion of long-term debt
Senior notes and debentures	(999)	(1,002)	‐	‐	(499)	‐	(502)	‐
Fixed and floating rate debt	(38)	‐	(38)	‐	(13)	‐	(13)	‐
Long-term debt
Senior notes and debentures	(8,866)	(3,309)	(4,953)	‐	(8,884)	(3,110)	(5,462)	‐
Fixed and floating rate debt	(15)	‐	(15)	‐	(29)	‐	(29)	‐

1  During 2024 and 2023, there were no transfers between levels for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2  Marketable securities consist of equity and debt securities.

Nutrien Annual Report 2024  |  98

In millions of dollars, except as otherwise noted

Detailed information on financial performance

Note 6 | Nature of expenses

	2024	2023
Purchased and produced raw materials and product for resale [1]	14,289	16,635
Depreciation and amortization	2,339	2,169
Employee costs [2]	3,077	2,858
Freight	1,133	1,171
Impairment of assets (Notes 14 and 15)	530	774
Provincial mining taxes [3]	255	398
Restructuring costs	47	49
Contract services	793	753
Lease expense	110	103
Fleet fuel, repairs and maintenance	354	369
Loss related to financial instruments in Argentina	35	92
ARO/ERL related expenses for non-operating sites (Note 22)	151	143
Gain on amendments to other post-retirement pension plans	‐	(80)
Bad debt	117	55
Project feasibility	92	92
Customer prepayment costs	58	55
Foreign exchange (gain) loss, net of related derivatives	360	91
Earnings of equity-accounted investees	(130)	(101)
Other expenses	506	685
Total cost of goods sold and expenses	24,116	26,311

1  Significant expenses include supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients, crop protection products and seed).

2  Includes salaries and wages, employee benefits, and share-based compensation.

3 Includes Saskatchewan potash production tax and Saskatchewan resource surcharge of $161 million and $94 million (2023 – $279 million and $119 million), respectively, as required under Saskatchewan provincial legislation.

 Note 7 | Share-based compensation

Plans	Eligibility	Granted	Vesting Period	Maximum Term	Settlement
Stock Options	Officers and eligible employees	Annually	25 percent per year over four years	10 years	Shares [1]
Performance Share Units ("PSUs")	Officers and eligible employees	Annually	On third anniversary of grant date based on total shareholder return relative to PSU peer group (75 percent weighting) and return on invested capital (25 percent weighting)	Not applicable	Cash
Restricted Share Units ("RSUs")	Officers and eligible employees	Annually	On third anniversary of grant date and not subject to performance conditions	Not applicable	Cash
Deferred Share Units ("DSUs")	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	Not applicable	Cash [2]
Stock Appreciation Rights ("SARs")	Awards no longer granted; legacy awards only	Awards no longer granted; legacy awards only	25 percent per year over four years	10 years	Cash

1  Stock options may also be settled by cash settlement or, if approved by the Company, by a broker-assisted "cashless exercise" arrangement or a “net exercise” arrangement.

2  Directors can redeem their DSUs for cash only when they leave the Board of Directors for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan.

Nutrien Annual Report 2024  |  99

In millions of dollars, except as otherwise noted

		Year of Grant
Stock options	Based on	2024	2023
Weighted average grant date fair value per option	Black-Scholes-Merton option-pricing model as of the date of the grant	14.22	25.67
Weighted average assumptions:
Exercise price per option	Quoted market closing price of common shares on the last trading day immediately preceding the date of the grant	53.45	78.95
Expected annual dividend yield (%)	Annualized dividend rate as of the date of the grant	4.06	2.49
Expected volatility (%)	Historical volatility of Nutrien's shares over a period commensurate with the expected life of the grant	33	33
Risk-free interest rate (%)	Zero-coupon government issues implied yield available on equivalent remaining term at the time of the grant	4.23	3.84
Average expected life of options (years)	Historical experience	8.5	8.5

			Compensation (Recovery) Expense
	Units Granted	Units Outstanding
	in 2024	as at December 31, 2024	2024	2023
Stock options	626,186	2,967,797	7	8
PSUs	656,161	1,636,585	3	(39)
RSUs	896,660	1,935,771	30	23
DSUs	47,945	456,574	(2)	(4)
SARs	‐	110,616	(1)	(2)
			37	(14)

 Note 8 | Other expenses (income)

	2024	2023
Restructuring costs	47	49
Earnings of equity-accounted investees	(130)	(101)
Bad debt expense	117	55
Project feasibility costs	92	92
Customer prepayment costs	58	55
Insurance recoveries	(65)	‐
Legal expenses	47	34
Consulting expenses	10	21
Loss on natural gas derivatives not designated as hedge	8	‐
Loss related to financial instruments in Argentina	35	92
ARO/ERL related expenses for non-operating sites (Note 22)	151	152
Gain on amendments to other post-retirement pension plans	‐	(80)
Other expenses	43	88
	413	457

Argentina has certain currency controls in place that limit our ability to settle our foreign currency-denominated obligations or remit cash out of Argentina. We utilize various financial instruments such as Blue Chip Swaps or Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) that effectively allow companies to transact in US dollars. We incurred losses on these transactions due to the significant divergence between the market exchange rate used for these financial instruments and the official Central Bank of Argentina rate. These losses are recorded as part of loss related to financial instruments in Argentina.

Nutrien Annual Report 2024  |  100

In millions of dollars, except as otherwise noted

 Note 9 | Finance costs

	2024	2023
Interest expense
Short-term debt	223	303
Long-term debt	479	446
Lease liabilities	63	48
Total interest expense	765	797
Unwinding of discount on asset retirement obligations (Note 22)	49	33
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	5	5
Borrowing costs capitalized to property, plant and equipment	(82)	(71)
Interest income	(28)	(35)
Other finance costs	11	64
	720	793

Borrowing costs capitalized to property, plant and equipment in 2024 were calculated by applying an average capitalization rate of 5.3 percent (2023 – 5.4 percent) to expenditures on qualifying assets.

 Note 10 | Income taxes

	2024	2023
Current income tax
Tax expense for current year	409	637
Adjustments in respect of prior years	(4)	26
Total current income tax expense	405	663
Deferred income tax
Origination and reversal of temporary differences	44	5
Swiss Tax Reform adjustment	‐	(134)
Adjustments in respect of prior years	(10)	31
Change in recognition of tax losses and deductible temporary differences	(3)	105
Total deferred income tax expense	31	7
Income tax expense included in net earnings	436	670

In 2023, we recorded a deferred tax asset of $134 million related to an increase in the tax basis of our Swiss assets as a result of changes to our Switzerland tax declarations.

We operate in a specialized industry and in several tax jurisdictions; as a result, our earnings are subject to various rates of taxation. We have operations in countries where the global minimum top-up tax under Pillar Two tax legislation has been enacted or substantively enacted. Our current exposure is minimal.

Nutrien Annual Report 2024  |  101

In millions of dollars, except as otherwise noted

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before income taxes as follows:

	2024	2023
Earnings (loss) before income taxes
Canada	699	1,427
United States	709	976
Australia	169	161
Trinidad	(62)	(75)
Other	(379)	(537)
	1,136	1,952
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	307	527
Adjusted for the effect of:
Impact of foreign tax rates	(151)	(139)
Non-taxable income	(49)	(67)
Production-related deductions	(44)	(54)
Change in estimates related to prior years	(19)	(7)
Change in recognition of tax losses and deductible temporary differences	(3)	105
Swiss Tax Reform adjustment	‐	(134)
Current year losses and deductible temporary differences for which no deferred tax asset is recognized	300	314
Withholding taxes	50	20
Non-deductible expenses	19	25
Tax authority examinations	12	62
Other	14	18
Income tax expense included in net earnings	436	670

			Deferred Income Tax (Recovery)
	Deferred Income Tax (Assets)		Expense Recognized
	Liabilities		in Net Earnings
As at December 31	2024	2023	2024	2023
Deferred income tax assets
Asset retirement obligations and accrued environmental costs	(411)	(400)	(11)	(17)
Tax loss and other carryforwards	(334)	(347)	9	52
Lease liabilities	(304)	(307)	(1)	(8)
Payables and accrued charges	(102)	(96)	(6)	2
Inventories	(99)	(108)	10	47
Pension and other post-retirement benefit liabilities	(96)	(108)	5	50
Long-term debt	(88)	(99)	10	18
Receivables	(63)	(50)	(13)	(2)
Other assets	(1)	(1)	‐	‐
Deferred income tax liabilities
Property, plant and equipment	4,470	4,410	63	40
Goodwill and intangible assets	137	173	(34)	(168)
Other liabilities	29	30	(1)	(7)
	3,138	3,097	31	7

As at December 31, 2024	Amount	Expiry Date
Unused federal operating losses	1,892	2025 – Indefinite
Unused federal capital losses	566	Indefinite

The unused tax losses and credits with no expiry dates can be carried forward indefinitely. As at December 31, 2024, we had $2,475 million of federal tax losses and deductible temporary differences for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

We did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries and equity-accounted investees amounting to $7,644 million as at December 31, 2024 (2023 – $7,010 million).

Nutrien Annual Report 2024  |  102

In millions of dollars, except as otherwise noted

 Note 11 | Net earnings per share

	2024	2023
Weighted average number of common shares	494,198,000	496,381,000
Dilutive effect of stock options	167,000	613,000
Weighted average number of diluted common shares	494,365,000	496,994,000

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2024	2023
Number of options excluded	2,056,982	821,763

Detailed information on financial position

Note 12 | Receivables

As at December 31		2024	2023
Receivables from customers	Segment
Third parties	Retail (Nutrien Financial) [1]	2,937	2,943
	Retail	1,211	1,097
	Potash, Nitrogen, Phosphate	532	577
Related party – Canpotex	Potash (Note 26)	122	162
Less allowance for expected credit losses of receivables from customers		(167)	(111)
		4,635	4,668
Rebates		239	198
Income taxes (Note 10)		245	295
Other receivables		271	237
		5,390	5,398

1  Includes $2,531 million of very low risk of default and $406 million of low risk of default (2023 – $2,578 million of very low risk of default and $365 million of low risk of default).

Qualifying receivables from customers financed by Nutrien Financial represent high-quality receivables from customers that have been rated very low to low risk of default among Retail’s receivables from customers.

Customer credit with a financial institution of $405 million as at December 31, 2024, related to our agency agreement, is not recognized in our consolidated balance sheets. Through the agency agreement, we only have a limited recourse involvement to the extent of an indemnification of the financial institution to a maximum of 5 percent (2023 – 5 percent) of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

 Note 13 | Inventories

As at December 31	2024	2023
Product purchased for resale	4,745	4,941
Finished products	357	351
Intermediate products	154	160
Raw materials	252	299
Materials and supplies	640	585
	6,148	6,336

Nutrien Annual Report 2024  |  103

In millions of dollars, except as otherwise noted

By Segment	2024	2023
Retail	4,817	5,041
Potash	433	371
Nitrogen	478	493
Phosphate	420	431
	6,148	6,336

Inventories expensed to cost of goods sold during the year were $17,284 million (2023 – $19,391 million).

 Note 14 | Property, plant and equipment

			Machinery	Mine
	Land and	Buildings and	and	Development	Assets Under
Improvements		Improvements	Equipment	Costs	Construction	Total
Useful life range (years)	3 – 85	1 – 65	1 – 80	1 – 60	n/a
Carrying amount – December 31, 2023	1,175	6,376	11,327	1,115	2,468	22,461
Additions	‐	1	7	‐	2,073	2,081
Additions – Right-of-use ("ROU") assets	‐	61	356	‐	‐	417
Disposals	(4)	(11)	(30)	(2)	(9)	(56)
Transfers	119	222	1,632	296	(2,269)	‐
Foreign currency translation and other	(14)	(40)	(5)	20	42	3
Depreciation	(45)	(210)	(1,170)	(142)	‐	(1,567)
Depreciation – ROU assets	(2)	(56)	(362)	‐	‐	(420)
Impairment	(1)	(59)	(60)	‐	(195)	(315)
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604
Balance – December 31, 2024 is composed of:
Cost	1,726	9,193	24,421	3,223	2,110	40,673
Accumulated depreciation and
impairments	(498)	(2,909)	(12,726)	(1,936)	‐	(18,069)
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604
Balance – December 31, 2024 is composed of:
Owned property, plant and equipment	1,200	5,916	10,832	1,287	2,110	21,345
ROU assets	28	368	863	‐	‐	1,259
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Additions	1	5	37	‐	2,422	2,465
Additions – ROU assets	1	70	338	‐	‐	409
Disposals	(6)	(7)	(37)	‐	(1)	(51)
Transfers	26	188	1,401	237	(1,852)	‐
Foreign currency translation and other	12	34	99	3	(165)	(17)
Depreciation	(39)	(184)	(1,054)	(138)	‐	(1,415)
Depreciation – ROU assets	(2)	(60)	(326)	‐	‐	(388)
Impairment	(19)	(10)	(148)	(95)	(37)	(309)
Carrying amount – December 31, 2023	1,175	6,376	11,327	1,115	2,468	22,461
Balance – December 31, 2023 is composed of:
Cost	1,631	9,050	23,237	2,938	2,468	39,324
Accumulated depreciation and
impairments	(456)	(2,674)	(11,910)	(1,823)	‐	(16,863)
Carrying amount – December 31, 2023	1,175	6,376	11,327	1,115	2,468	22,461
Balance – December 31, 2023 is composed of:
Owned property, plant and equipment	1,145	5,980	10,486	1,115	2,468	21,194
ROU assets	30	396	841	‐	‐	1,267
Carrying amount – December 31, 2023	1,175	6,376	11,327	1,115	2,468	22,461

Nutrien Annual Report 2024  |  104

In millions of dollars, except as otherwise noted

Depreciation breakdown	2024	2023
Freight, transportation and distribution	176	165
Cost of goods sold	1,303	1,157
Selling expenses	464	453
General and administrative expenses	42	48
Depreciation recorded in earnings	1,985	1,823
Depreciation recorded in inventory	159	145

Impairment of Assets

For each cash generating unit (“CGU”) or groups of CGUs in which we complete an impairment analysis, the recoverable amount estimate used the following key assumptions: our forecasted EBITDA, discount rate, long-term growth rate and recoverable market value. For our Phosphate CGUs, we also estimate the end of expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, independent third-party price benchmarks, and mineral reserve technical reports (relating to Phosphate CGUs), as well as industry and market information.

Retail – Brazil

In 2024, we recorded an impairment loss of $335 million on our Retail – Brazil CGU due to a decrease in our forecasted EBITDA as a result of ongoing market instability and more moderate margin expectations. Of the total impairment amount recognized, $120 million related to the impairment of property, plant and equipment and $215 million related to intangible and other assets within the CGU.

We used the fair value less cost to dispose (“FVLCD”) methodology (Level 3) based on a market approach using the sales comparison method to assess the recoverable value of the Retail – Brazil CGU at June 30, 2024. This is a change from the methodology used in our 2023 analysis, as the market approach resulted in a more representative fair value of the CGU as restructuring initiatives in Brazil are currently being developed. In 2023, we used the FVLCD methodology based on after-tax discounted cash flows (10-year projections plus a terminal value) and an after-tax discount rate (14.4 percent). In 2024, we incorporated assumptions that an independent market participant would apply.

June 30, 2024	Retail – Brazil
Recoverable amount comprised of:
Working capital and other	324
Property, plant and equipment	92
Intangible assets	‐

The key assumptions with the greatest influence on the calculation of the impairment are the estimated recoverable value of property, plant and equipment and intangible assets. Any change to these estimates could directly impact the impairment amount.

In 2023, we recorded an impairment of $465 million on our Retail – South America groups of CGUs. Prior to June 30, 2023, the Retail – Brazil CGU was part of the Retail – South America group of CGUs at which time the goodwill of the group was deemed to be fully impaired.

Nitrogen

In 2024, we decided that we are no longer pursuing our Geismar Clean Ammonia project. As a result, we recorded an impairment loss of $195 million to fully write off the amount of property, plant and equipment related to this project. As the project was cancelled before it generated revenue, the recoverable amount, which was based on its value in use was $nil.

In 2023, we identified an impairment trigger for our Trinidad CGU, part of our Nitrogen segment, due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability. As a result, we recognized an impairment loss of $76 million. We expect improved natural gas availability in Trinidad as the development of additional natural gas fields is anticipated to add new natural gas supply starting in 2026.

Phosphate

In 2023, we completed an impairment analysis for our Phosphate CGUs, White Springs and Aurora, due to a decrease in our forecasted phosphate margins. As a result, we recognized an impairment loss of $233 million in our White Springs CGU.

Nutrien Annual Report 2024  |  105

In millions of dollars, except as otherwise noted

 Note 15| Goodwill and intangible assets

		Intangible Assets
		Customer		Trade
	Goodwill	Relationships [1]	Technology	Names	Other	Total
Useful life range (years)	n/a	5 – 15	1 – 20	3 – 15 ²	1 – 30
Carrying amount – December 31, 2023	12,114	1,061	843	98	215	2,217
Additions	‐	‐	152	‐	3	155
Foreign currency translation and other	(71)	(19)	12	(6)	1	(12)
Amortization [3]	‐	(162)	(124)	(8)	(47)	(341)
Impairment	‐	(86)	(48)	(51)	(15)	(200)
Carrying amount – December 31, 2024	12,043	794	835	33	157	1,819
Balance – December 31, 2024 is composed of:
Cost	12,381	1,981	1,406	144	656	4,187
Accumulated amortization and impairment	(338)	(1,187)	(571)	(111)	(499)	(2,368)
Carrying amount – December 31, 2024	12,043	794	835	33	157	1,819
Carrying amount – December 31, 2022	12,368	1,229	702	95	271	2,297
Additions	‐	‐	206	‐	‐	206
Foreign currency translation and other	168	39	49	11	‐	99
Amortization [3]	‐	(164)	(114)	(8)	(56)	(342)
Impairment	(422)	(43)	‐	‐	‐	(43)
Carrying amount – December 31, 2023	12,114	1,061	843	98	215	2,217
Balance – December 31, 2023 is composed of:
Cost	12,542	2,046	1,263	160	656	4,125
Accumulated amortization and impairment	(428)	(985)	(420)	(62)	(441)	(1,908)
Carrying amount – December 31, 2023	12,114	1,061	843	98	215	2,217

1  The average remaining amortization period of customer relationships as at December 31, 2024, was approximately 4 years.

2  Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

3  Amortization of $276 million was included in selling expenses during the year ended December 31, 2024 (2023 – $279 million).

Goodwill Impairment Testing

Goodwill by CGU or Group of CGUs at December 31	2024	2023
Retail – North America	6,961	6,981
Retail – Australia	539	590
Potash	154	154
Nitrogen	4,389	4,389
	12,043	12,114

We performed our annual impairment test on goodwill and did not identify any impairment.

In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement . We use our market capitalization (where applicable) and comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market information.

During our performance of our annual impairment test, the Retail – North America group of CGUs recoverable amount exceeded its carrying amount by $2.8 billion. Goodwill is more susceptible to impairment risk if there is an increase in the discount rate or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future as shown in the table below.

Nutrien Annual Report 2024  |  106

In millions of dollars, except as otherwise noted

	Key Assumption	Change Required for Carrying Amount
2024 Annual Impairment Testing	Used in Impairment Model	to Equal Recoverable Amount
Terminal growth rate (%)	2.5	1.4	Percentage point decrease
Discount rate [1] (%)	7.3	1.1	Percentage point increase
Forecasted EBITDA over forecast period ($ millions)	8,300	11.1	Percent decrease

1  The discount rate used in the previous measurement at October 1, 2023 was 8.6 percent. At December 31, 2024, the discount rate was 8.0 percent.

The following table indicates the key assumptions used in testing the remaining groups of CGUs:

	Terminal Growth Rate (%)		Discount Rate (%)
	2024	2023	2024	2023
Retail – Australia	2.6	2.1	7.9	9.0
Potash	2.5	2.5	6.3	7.6
Nitrogen	2.3	2.3	7.6	8.3

In 2023, we revised our forecasted EBITDA for the Retail – South America group of CGUs, which triggered an impairment analysis. Due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, we lowered our product margin expectations and deferred certain of our planned strategic investments. As a result, we recognized an impairment loss of $422 million related to goodwill, and $43 million related to intangible assets.

 Note 16 | Investments

		Principal Place	Proportion of Ownership Interest and
		of Business and	Voting Rights Held (%)		Carrying Amount
As at December 31	Principal Activity	Incorporation	2024	2023	2024	2023
Equity-accounted investees
Profertil	Nitrogen producer	Argentina	50	50	349	340
Canpotex	Marketing and logistics of potash	Canada	50	50	‐	‐
Other associates and joint ventures					128	142
Total equity-accounted investees					477	482
Investments at FVTOCI
Sinofert Holdings Limited ("Sinofert")	Fertilizer supplier and distributor	China/Bermuda	19	22	211	180
Other					10	10
Total investments at FVTOCI					221	190
Investments at FVTPL
Other					‐	45
Total investments at FVTPL					‐	45
Investments at amortized cost
Other					‐	19
Total investments at amortized cost					‐	19
Total investments					698	736

We continuously assess our ability to exercise significant influence or joint control over our investments. We elected to account for our investment in Sinofert as FVTOCI as it is held for strategic purposes.

Nutrien Annual Report 2024  |  107

In millions of dollars, except as otherwise noted

Summarized Financial Information of Profertil [1]
For the years ended December 31	2024	2023
Sales	667	762
Depreciation and amortization	5	5
Interest expense	4	10
Interest income	49	170
Income tax expense	4	166
Net earnings and total comprehensive income	244	178
Proportionate share of Profertil earnings	122	89
Elimination of unrealized profit	1	1
Total proportionate share of Profertil earnings	123	90
Dividends received from Profertil	114	199

As at December 31	2024	2023
Current assets [2]	297	355
Non-current assets	666	658
	963	1,013
Current liabilities [3]	85	143
Non-current liabilities [4]	179	186
	264	329
Net assets of Profertil	699	684
Proportionate share of net assets of Profertil	350	342
Elimination of unrealized profit	(1)	(2)
Carrying amount of interest in Profertil	349	340

1  Summarized financial information of Profertil, which represents the amounts included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies.

2  Includes cash and cash equivalents of $110 million (2023 – $204 million).

3  Includes current financial liabilities (excluding trade and other payables and provisions) of $5 million (2023 – $21 million).

4  Includes non-current financial liabilities (excluding trade and other payables and provisions) of $11 million (2023 – $‐ million).

Future conditions related to Profertil may be affected by political, economic and social instability. We are exposed to foreign exchange risk related to fluctuations in the Argentine peso against the US dollar and currency controls, which may restrict our ability to repatriate dividends from Profertil.

 Note 17 | Other assets

As at December 31	2024	2023
Deferred income tax assets (Note 10)	401	477
Ammonia catalysts [1]	126	113
Long-term income tax receivable (Note 10)	48	91
Accrued pension benefit assets (Note 21)	140	138
Other	169	232
	884	1,051

1  Net of accumulated amortization of $100 million (2023 – $99 million).

Nutrien Annual Report 2024  |  108

In millions of dollars, except as otherwise noted

 Note 18 | Payables and accrued charges

As at December 31	2024	2023
Trade and other payables (Note 5)	5,359	5,477
Customer prepayments	1,881	2,084
Dividends	265	262
Accrued compensation	606	597
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	188	165
Accrued interest	112	117
Current portion of share-based compensation (Note 7)	34	32
Current portion of derivatives	33	16
Income taxes (Note 10)	22	14
Provincial mining taxes	‐	1
Other taxes	49	62
Current portion of pension and other post-retirement benefits (Note 21)	15	15
Customer rebates	44	19
Other accrued expenses	469	567
Other	41	39
	9,118	9,467

 Note 19 | Debt

Credit facility limits at December 31	Maturity	2024
Unsecured revolving term facility [1]	September 4, 2029	4,500
Uncommitted revolving demand facility	n/a	1,000
Unsecured revolving term facility [2]	September 3, 2025	750
Other credit facilities [3]	Various	1,290
Accounts receivable purchase facility		500

1  In 2024, we extended the maturity date from September 14, 2027 to September 4, 2029, subject to extension at the request of Nutrien provided that the resulting maturity date may not exceed five years from the date of request.

2  In 2024, we extended the maturity date from September 10, 2024 to September 3, 2025 and reduced the facility limit from $1,500 million to $750 million.

3  Total facility limit amounts include some facilities with maturities in excess of one year.

Principal covenants and events of default under the unsecured revolving term credit facilities include a debt to capital ratio (refer to Note 4) and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2024 (Note 4).

In 2024, we entered into an uncommitted $500 million accounts receivable repurchase facility (the “repurchase facility”), where we may sell certain receivables from customers to a financial institution and agree to repurchase those receivables at a future date. When we draw under this repurchase facility, the receivables from customers remain on our consolidated balance sheet as we control and retain substantially all of the risks and rewards associated with the receivables. As at December 31, 2024, there were no borrowings made under this facility.

As at December 31	Rate of Interest (%)			2024	2023
Credit facilities
Other credit facilities
South America	3.3	–	8.3	307	219
Australia			5.3	198	221
Other			4.6	1	21
Commercial paper [1]			4.7	961	1,175
Other short-term debt				67	179
Total short-term debt				1,534	1,815

1  We use our $4,500 million commercial paper program for our short-term cash requirements. The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Nutrien Annual Report 2024  |  109

In millions of dollars, except as otherwise noted

As at December 31	Rate of Interest (%)	Maturity	2024	2023
Senior notes [1]
	5.900	November 7, 2024	‐	500
	3.000	April 1, 2025	500	500
	5.950	November 7, 2025	500	500
	4.000	December 15, 2026	500	500
	5.200	June 21, 2027	400	‐
	4.900	March 27, 2028	750	750
	4.200	April 1, 2029	750	750
	2.950	May 13, 2030	500	500
	5.400	June 21, 2034	600	‐
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	212	212
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	401	401
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	489	489
	5.000	April 1, 2049	750	750
	3.950	May 13, 2050	500	500
	5.800	March 27, 2053	750	750
Debentures [1]	7.800	February 1, 2027	120	120
Other credit facilities	Various	Various	53	42
			9,725	9,214
Add net unamortized fair value adjustments			276	294
Less net unamortized debt issue costs			(83)	(83)
Total long-term debt			9,918	9,425
Less current maturities			(1,037)	(512)
			8,881	8,913

1  Each series of senior notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

We are subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. As calculated in Note 4, we were in compliance with these covenants as at December 31, 2024.

	Short-Term	Long-Term	Lease
	Debt	Debt	Liabilities	Total
Balance – December 31, 2023	1,815	9,425	1,326	12,566
Cash flows (cash inflows and outflows presented on a net basis)	(287)	495	(402)	(194)
Additions and other adjustments to ROU liabilities	‐	‐	470	470
Foreign currency translation and other non-cash changes	6	(2)	(39)	(35)
Balance – December 31, 2024	1,534	9,918	1,355	12,807
Balance – December 31, 2022	2,142	8,582	1,204	11,928
Cash flows (cash inflows and outflows presented on a net basis)	(458)	832	(375)	(1)
Additions and other adjustments to ROU liabilities	‐	‐	492	492
Foreign currency translation and other non-cash changes	131	11	5	147
Balance – December 31, 2023	1,815	9,425	1,326	12,566

Nutrien Annual Report 2024  |  110

In millions of dollars, except as otherwise noted

 Note 20 | Lease liabilities

As at December 31	Average Rate of Interest (%)	2024	2023
Lease liabilities – non-current	4.7	999	999
Current portion of lease liabilities	5.0	356	327
Total		1,355	1,326

 Note 21 | Pension and other post-retirement benefits

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, dental and life insurance, referred to as other post-retirement plans. Substantially all our employees participate in at least one of these plans.

Description of Defined Benefit Pension Plans

	Plan Type	Contributions
United States
  non-contributory,
  guaranteed annual pension payments for life,
  benefits generally depend on years of service and compensation level in the final years leading up to age 65, benefits available starting at age 55 at a reduced rate, and plans provide for maximum pensionable salary and maximum annual benefit limits.
made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.
Canada		made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	non-contributory, unfunded, and supplementary pension benefits.	provided for by charges to earnings sufficient to meet the projected benefit obligations, and payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through the Pension Committee in each country, which is composed of our employees. The Pension Committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current investment policy for each country’s plans generally does not include currency hedging strategies. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of Other Post-Retirement Plans

We provide health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include coordination with government-provided medical insurance in each country;
  certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
  for certain plans, maximum lifetime benefits;
  at retirement, the employee’s spouse and certain dependent children may be eligible for coverage;
  benefits are self-insured and are administered through third-party providers; and
  generally, retirees contribute towards annual cost of the plans.

In addition, certain Medicare eligible retired employees in the US receive an annual contribution to a Healthcare Reimbursement Account, which can be used to purchase health benefits through a private exchange. This annual contribution can be used for premiums or to pay deductibles and/or co-insurance. Finally, we provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Nutrien Annual Report 2024  |  111

In millions of dollars, except as otherwise noted

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk.

Investment risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ a diversified mix of return seeking and liability hedging (i.e., fixed income) investments; and
  a risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Interest rate risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan’s debt investments.

Financial Information

	2024			2023
		Plan			Plan
	Obligation	Assets	Net	Obligation	Assets	Net
Balance – beginning of year	(1,439)	1,310	(129)	(1,507)	1,330	(177)
Components of defined benefit expense recognized in earnings
Current service cost for benefits earned during the year	(15)	‐	(15)	(16)	‐	(16)
Interest (expense) income	(69)	64	(5)	(70)	65	(5)
Past service cost, including curtailment gains and settlements [1]	(1)	‐	(1)	76	‐	76
Foreign exchange rate changes and other	28	(21)	7	(8)	4	(4)
Subtotal of components of defined benefit (recovery) expense recognized in earnings	(57)	43	(14)	(18)	69	51
Remeasurements of the net defined benefit liability recognized in Other Comprehensive Income ("OCI") during the year
Actuarial gain arising from:
Changes in financial assumptions	47	‐	47	7	‐	7
Changes in demographic assumptions	4	‐	4	‐	‐	‐
Loss on plan assets (excluding amounts included in net interest)	‐	(29)	(29)	‐	(30)	(30)
Subtotal of remeasurements	51	(29)	22	7	(30)	(23)
Cash flows
Contributions by plan participants	(3)	3	‐	(4)	4	‐
Employer contributions	‐	19	19	‐	20	20
Benefits paid	84	(84)	‐	83	(83)	‐
Subtotal of cash flows	81	(62)	19	79	(59)	20
Balance – end of year [2]	(1,364)	1,262	(102)	(1,439)	1,310	(129)
Balance is composed of:
Non-current assets
Other assets (Note 17)			140			138
Current liabilities
Payables and accrued charges (Note 18)			(15)			(15)
Non-current liabilities
Pension and other post-retirement benefit liabilities			(227)			(252)

1  In 2023, there were design plan changes that resulted in a gain of $80 million to other post-retirement pension plans.

2  Obligations arising from funded and unfunded pension plans are $1,206 million and $158 million (2023 – $1,266 million and $173 million), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

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In millions of dollars, except as otherwise noted

Plan Assets

	2024			2023
	Quoted Prices			Quoted Prices
	in Active		Total	in Active		Total
	Markets for		Fair	Markets for		Fair
As at December 31	Identical Assets	Other [1]	Value	Identical Assets	Other [1]	Value
Cash and cash equivalents	16	3	19	30	5	35
Equity securities and equity funds
US	10	131	141	9	115	124
International	‐	7	7	‐	9	9
Debt securities [2]	‐	875	875	‐	909	909
Other	‐	220	220	‐	233	233
Total pension plan assets	26	1,236	1,262	39	1,271	1,310

1  Approximately 96 percent (2023 – 96 percent) of the Other plan assets are held in funds whose fair values are estimated using their net asset value per share. For the majority of these funds, the redemption frequency is immediate. The Pension Committee manages the asset allocation based upon our current liquidity and income needs.

2  Debt securities included US securities of 75 percent (2023 – 76 percent), International securities of 21 percent (2023 – 20 percent) and Mortgage-backed securities of 4 percent (2023 – 4 percent).

We use letters of credit or surety bonds to secure certain Canadian unfunded defined benefit plan liabilities as at December 31, 2024.

We expect to contribute approximately $170 million to all pension and post-retirement plans in 2025. Total contributions recognized as expense under all defined contribution plans for 2024 was $153 million (2023 – $139 million).

We used the following significant assumptions to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31. These assumptions are determined by management and are reviewed annually by our independent actuaries.

	Pension		Other
	2024	2023			2024			2023
Assumptions used to determine the benefit obligations [1]:
Discount rate (%)	5.35	5.03			5.04			4.81
Rate of increase in compensation levels (%)	3.89	4.28			n/a			n/a
Medical cost trend rate – assumed (%) [2]	n/a	n/a	4.50	–	6.50	4.50	–	6.75
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a			2033			2033
Mortality assumptions (years) [3]
Life expectancy at 65 for a male member currently at age 65	20.7	20.7			21.2			21.0
Life expectancy at 65 for a female member currently at age 65	22.9	22.9			23.7			23.6
Average duration of the defined benefit obligations (years) [4]	11.8	12.3			10.7			10.6

1  The current year’s expense is determined using the assumptions that existed at the end of the previous year.

2  We assumed a graded medical cost trend rate starting at 6.50 percent in 2024, moving to 4.50 percent by 2033 (2023 – starting at 6.75 percent, moving to 4.50 percent by 2033). The annual health care reimbursement amount is assumed to increase by 2.00 percent each year.

3  Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

4  Weighted average length of the underlying cash flows.

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

	Change in Assumption	2024	2023
Benefit obligation as reported		1,364	1,439
Discount rate	1.0 percentage point decrease	170	190
	1.0 percentage point increase	(140)	(150)

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In millions of dollars, except as otherwise noted

 Note 22 | Asset retirement obligations and accrued environmental costs

	Cash Flow	Discounted	Discount Rate
As at December 31, 2024	Payments (years) [1]	Cash Flows [2,3]	+0.5%	-0.5%
Asset retirement obligations			(90)	105
Retail	1 – 30	14
Potash	30 – 505	114
Phosphate	1 – 80	485
Corporate and others [4,5]	1 – 70	758
Accrued environmental costs			(5)	5
Retail	1 – 30	60
Corporate and others	1 – 30	300
Total		1,731

1  Time frame in which payments are expected to principally occur from December 31, 2024. Adjustments to the years can result from changes to the mine life and/or changes in the rate of tailings volumes.

2  Risk-free discount rates used to discount cash flows reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation. Risk-free discount rates range from 3.1 percent to 5.5 percent.

3  Total undiscounted cash flows are $4.0 billion. For the Potash segment, this represents total undiscounted cash flows in the first year of decommissioning. This excludes tailings dissolution, fine tails capping, tailings management area reclamation, post-reclamation activities and monitoring, and final decommissioning beyond the first year of decommissioning, which are estimated to take an additional 120 to 480 years.

4  For nitrogen sites, there are no significant asset retirement obligations recorded. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives beyond the foreseeable future.

5  Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 10 years.

	Asset	Accrued
	Retirement	Environmental
	Obligations	Costs	Total
Balance – December 31, 2023	1,259	395	1,654
Disposals	(42)	‐	(42)
Change in estimate (Note 8)	228	(9)	219
Settlements	(77)	(22)	(99)
Accretion	48	1	49
Foreign currency translation and other	(45)	(5)	(50)
Balance – December 31, 2024	1,371	360	1,731
Balance – December 31, 2024 is composed of:
Current liabilities
Payables and accrued charges (Note 18)	160	28	188
Non-current liabilities
Asset retirement obligations and accrued environmental costs	1,211	332	1,543

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, and closure and post-closure obligations in White Springs, Florida and Geismar, Louisiana, through our subsidiaries pursuant to the financial assurance regulatory requirements in those states. As at December 31, 2024, we had $499 million in surety bonds and letters of credit outstanding relating to these financial assurance obligations. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

Nutrien Annual Report 2024  |  114

In millions of dollars, except as otherwise noted

 Note 23 | Share capital

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Share Repurchase Programs

			Maximum	Maximum	Number of
	Commencement		Shares for	Shares for	Shares
	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2022 Normal Course Issuer Bid [1]	March 1, 2022	February 7, 2023	55,111,110	10	55,111,110
2023 Normal Course Issuer Bid	March 1, 2023	February 29, 2024	24,962,194	5	5,375,397
2024 Normal Course Issuer Bid	March 1, 2024	February 28, 2025	24,728,159	5	3,944,903
2025 Normal Course Issuer Bid [2]	March 3, 2025	March 2, 2026	24,462,941	5	‐

1  The original expiry date was February 28, 2023, but we acquired the maximum aggregate number of common shares allowable on February 7, 2023.

2  On February 19, 2025, our Board of Directors approved a share repurchase program. The 2025 normal course issuer bid, which is subject to acceptance by the Toronto Stock Exchange, will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Summary of share repurchases	2024	2023
Number of common shares repurchased for cancellation	3,944,903	13,378,189
Average price per share (US dollars)	47.31	74.73
Total cost, inclusive of tax	190	1,000

As of February 18, 2025, an additional 1,887,537 common shares were repurchased for cancellation at a cost of $96 million and an average price per share of $50.82.

Dividends Declared

During 2024, we declared a dividend of $0.54 per share for each of the three months ended March 31, June 30, and September 30. During the three months ended December 31, 2024, we declared a dividend of $0.54 per share, which was paid on January 17, 2025 to shareholders of record on December 31, 2024.

On February 19, 2025, our Board of Directors declared and increased our quarterly dividend to $0.545 per share payable on April 10, 2025, to shareholders of record on March 31, 2025. The total estimated dividend to be paid is $265 million.

Other disclosures

Note 24 | Commitments

	Principal Portion and
	Estimated Interest
	Lease	Long-Term	Purchase	Capital	Other
December 31, 2024	Liabilities	Debt	Commitments	Commitments	Commitments	Total
Within 1 year	406	1,508	1,039	77	189	3,219
1 to 3 years	503	1,863	75	22	222	2,685
3 to 5 years	237	2,193	43	‐	80	2,553
Over 5 years	448	10,193	178	‐	122	10,941
Total	1,594	15,757	1,335	99	613	19,398

Nutrien Annual Report 2024  |  115

In millions of dollars, except as otherwise noted

Purchase Commitments

In 2023, we renewed our natural gas purchase agreement in Trinidad. The agreement is a minimum take or pay arrangement providing for approximately 75 percent of the expected requirements of the Trinidad ammonia complex and provides for prices that vary primarily with benchmark ammonia prices and annual escalating floor prices. The commitments included in the foregoing table are based on floor prices and minimum purchase quantities.

Profertil has various natural gas contracts denominated in US dollars, the latest of which expires in 2028 and account for virtually all of Profertil’s natural gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the natural gas under these contracts.

In 2023, we entered into natural gas pipeline transportation agreements at our Geismar plant, the latest of which expires in 2033 and accounts for approximately 80 percent of the expected natural gas requirements in Geismar.

The Carseland facility has a power cogeneration agreement expiring on December 31, 2026, which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery, which expire in 2025. Commitments included in the foregoing table are based on expected contract prices.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, managed services contracts, throughput and various rail contracts, and committed donations, the latest of which expires in 2038, and mineral lease commitments, the latest of which expires in 2045.

 Note 25 | Guarantees

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts, and leasing transactions. The terms of these indemnification agreements may require us to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
  will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties; and
  have not historically resulted in any significant payments by Nutrien and, as at December 31, 2024, no amounts have been accrued in the consolidated financial statements (except for accruals relating to certain underlying liabilities).

We directly guarantee our share of certain commitments of Canpotex (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. No material loss is anticipated by reason of such agreements and guarantees.

 Note 26 | Related party transactions

Sales and Purchases of Goods

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 3. The receivable outstanding from Canpotex is shown in Note 12 and arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Purchases from Canpotex in 2024 were $146 million (2023 – $92 million).

As at December 31	2024	2023
Receivables from Canpotex	122	162
Payables to Canpotex	66	64

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In millions of dollars, except as otherwise noted

Key Management Personnel Compensation and Transactions with Post-Employment Benefit Plans

	2024	2023
Salaries and other short-term benefits	12	10
Share-based compensation	6	(7)
Post-employment benefits	2	2
Termination benefits	4	2
	24	7

Disclosures related to our post-employment benefit plans are shown in Note 21.

 Note 27 | Contingencies and other matters

Accounting Estimates and Judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

  prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);
  determination of whether recognition or disclosure in the consolidated financial statements is required; and
  estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on our consolidated financial statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder’s productive capacity. Through December 31, 2024, we are not aware of any operating losses or other liabilities.

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability. Through December 31, 2024, we are not aware of any material losses or other liabilities that we have not accrued for.

Environmental Remediation, Legal and Other Matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 22.

We have established provisions for environmental site assessment and/or remediation matters to the extent that we consider expenses associated with those matters likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Legal matters with significant uncertainties include the following:

  The United States Environmental Protection Agency (“US EPA”) has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act (“RCRA”). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Nutrien (Canada) Holdings ULC, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. Nutrien facilities received US EPA notices of violation (“NOVs”) for alleged violations of the RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January 2018, Nu-West remains responsible for certain environmental liabilities attributable to its historic activities and for resolution of the NOVs. The facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters, with one such settlement being reached for the Geismar facility. The Geismar consent decree was entered on October 19, 2022, and resolved the allegations associated with the historic phosphoric acid operations at that facility. Due to the nature of the allegations at the other facilities, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry and the Geismar consent decree, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and 5) addressing findings resulting from the RCRA section 3013 site investigations.

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In millions of dollars, except as otherwise noted

  We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) towards the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on our consolidated financial statements.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

 Note 28| Accounting policies, estimates and judgments

The following discusses the significant accounting policies, estimates, judgments and assumptions that we have adopted and applied and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Basis of Consolidation

Principal (Wholly Owned) Operating Subsidiaries	Location	Principal Activity
Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrients and corporate functions
Nutrien (Canada) Holdings ULC	Canada	Manufacturer and distributor of crop nutrients and corporate functions
Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
Agrium Potash Ltd.	Canada
Cominco Fertilizer Partnership	US
Loveland Products Inc.	US
Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
Nutrien Ag Solutions, Inc.	US
Nutrien Ag Solutions Limited	Australia
PCS Nitrogen Fertilizer, L.P.	US	Producer of nitrogen products
PCS Nitrogen Trinidad Limited	Trinidad
PCS Phosphate Company, Inc.	US	Mining and/or processing of phosphate products
PCS Sales (USA), Inc.	US	Marketing and sales of potash, nitrogen and phosphate products
Nutrien Financial US LLC	US	Provide financing to customers

Nutrien Annual Report 2024  |  118

In millions of dollars, except as otherwise noted

Climate Change

Climate-related risks and opportunities could impact our accounting estimates and judgments including, but not limited to, assessment of our asset useful lives, impairment of other long-lived assets, and asset retirement obligations and accrued environmental costs. There are also ongoing regulatory initiatives that could further impact our accounting estimates and judgments, and we will continue to monitor these developments and their impact on our consolidated financial statements.

Revenue

Transfer of Control for Sale of Goods	Transfer of Control for Sale of Services
At the point in time when the product is purchased at our Retail farm center, delivered and accepted by customers at their premises, or loaded for shipping.	Over time as the promised service is rendered.

Judgment is used to determine whether we are acting as principal or agent by evaluating who has the primary responsibility for fulfilling the promised good or service;
  bears the inventory risk including if the vendor has the right to have its product returned on demand; and
  has discretion for establishing the price.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The related commissions are recognized as the sales occur or as unconditional contracts are signed.

We recognize revenue on sales to Canpotex (as described in Note 26) when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract. Sales revenue is recognized using a provisional price at the time control is transferred to Canpotex, with the final pricing determined upon Canpotex’s final sale to a third party (generally between one and three months from date of sale to Canpotex).

Our sales revenue relating to our Potash, Nitrogen and Phosphate segments is generally recorded and measured based on the “freight on board” mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, adjusted for any variable consideration (e.g., any trade discounts or estimated volume rebates). Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns.

Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

As the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is generally less than 12 months, we apply the practical expedient as provided in IFRS 15, “Revenue from Contracts with Customers,” and do not adjust the promised amount of consideration for the effects of financing.

Intersegment sales are made under terms that approximate market value.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Share-Based Compensation

Estimation involves determining

  stock option-pricing model assumptions as described in the weighted average assumptions table inNote 7;
  forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting;
  projected outcome of performance conditions for PSUs, including our return on invested capital compared to Nutrien’s weighted average cost of capital, and including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model; and
  the number of dividend equivalent units expected to be earned.

Nutrien Annual Report 2024  |  119

In millions of dollars, except as otherwise noted

Income Taxes

Taxation on earnings (loss) is composed of current and deferred income tax. Taxation is recognized in the statements of earnings unless it relates to items recognized either in OCI or directly in shareholders’ equity.

Current Income Tax	Deferred Income Tax
  is calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings.

  is determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including negotiations with taxation authorities in various jurisdictions;
  outcomes of tax litigation; and
  resolution of disputes arising from federal, provincial, state and local tax audits.

Deferred income tax is not accounted for

  with respect to investments in subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
  if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are

  recognized to the extent it is probable future taxable profit will be available to use deductible temporary differences and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable; and
  reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

As provided in the amendments to International Accounting Standards (“IAS”) 12, we apply the mandatory exception to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The mandatory exception has been applied retrospectively, with no material impact on our consolidated financial statements.

Financial Instruments

Financial instruments are classified and measured as follows based on the objective of the business model for managing the instrument or group of instruments and the contractual terms of the cash flows.

Fair Value Classification	FVTPL	FVTOCI	Amortized Cost
Instrument type	Cash and cash equivalents, derivatives, and certain equity investments not held for trading	Certain equity investments not held for trading for which an irrevocable election was made at initial recognition	Receivables, short-term debt, payables and accrued charges, long-term debt, lease liabilities, and other long-term debt instruments

Financial instruments are recognized at trade date when we commit to purchase or sell the asset.

Derivatives are used to lock in exchange rates. For designated and qualified cash flow hedges the effective portion of the change in the fair value of the derivative is accumulated in OCI;
  when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory or property, plant and equipment;
  the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
  the ineffective portions of hedges are recorded in net earnings in the current period.

We assess whether our derivative hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Nutrien Annual Report 2024  |  120

In millions of dollars, except as otherwise noted

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness
Foreign exchange	Comparison of the cumulative changes in fair value and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows	Changes in timing or amounts of forecasted cash flows embedded optionality our credit risk or the credit risk of a counterparty
New York Mercantile Exchange (“NYMEX”) natural gas hedges	Assessed on a prospective and retrospective basis using regression analyses	Changes in timing of forecast transactions volume delivered our credit risk or the credit risk of a counterparty

Financial assets and financial liabilities are offset, and the net amount is presented in the consolidated balance sheets when we currently have a legally enforceable right to offset the recognized amounts; and
  intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair Value Measurements

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

Fair value measurements are categorized into different levels within a fair value hierarchy based on the degree to which the lowest level inputs are observable and their significance:

Level 1	Level 2	Level 3
Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities)	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability)	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement

Fair value estimates

  are at a point in time and may change in subsequent reporting periods due to market conditions or other factors;
  can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and
  may require assumptions about costs/prices over time, discount and inflation rates, defaults, and other relevant variables.

Inventories

Costs are allocated to inventory using the weighted average cost method.

Net realizable value is based on:

Products and Raw Materials	Materials and Supplies
selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale	replacement cost

Inventories are valued monthly. Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities, crop price trends, and changes in regulations and standards employed.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

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In millions of dollars, except as otherwise noted

Property, Plant and Equipment

	Owned	Right-of-Use (Leased)
Description	majority of our tangible assets are buildings, machinery and equipment used to produce or distribute our products and render our services	primarily include railcars, marine vessels, real estate and mobile equipment

	Owned	Right-of-Use (Leased)
Measurement
  cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses cost of major inspections and overhauls is capitalized
  maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred cost less accumulated depreciation and any accumulated impairment losses lease payments are allocated between finance costs and a reduction of the liability
Depreciation method
  certain property, plant and equipment directly related to our Potash, Nitrogen and Phosphate segments uses units-of-production based on the shorter of estimates of reserves or service lives pre-stripping costs uses units-of-production over the ore mined from the mineable acreage stripped remaining assets uses straight-line
straight-line over the shorter of the asset's useful life and the lease term
Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually.
Judgment/practical expedients

Judgment is required in determining

  costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;
  timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;
  the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);
  repairs and maintenance that qualify as major inspections and overhauls; and
  useful life over which such costs should be depreciated, which may be impacted by changes in our strategy, process or operations as a result of climate-change initiatives.

Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised. We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including the location of the asset and the availability of suitable alternatives, the significance of the asset to operations, and
  our business strategy.

Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.

We have chosen to

  include the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, not separate non-lease components and instead to account for lease and non-lease components as a single arrangement, and use exemptions for short-term and low-value leases which allow payments to be expensed as incurred.

Other	Not applicable.	Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

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In millions of dollars, except as otherwise noted

Goodwill and Intangible Assets

Goodwill is carried at cost less any accumulated impairment losses, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to a CGU or group of CGUs for impairment testing based on the level at which it is monitored by management and not at a level higher than an operating segment. The allocation is made to the CGU or group of CGUs expected to benefit from the business combination in which the goodwill arose.

Intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses. Accumulated amortization is calculated on a straight-line basis over the asset’s useful life. We use judgment to determine which expenditures are eligible for capitalization as intangible assets. Costs incurred internally from researching and developing a product are expensed as incurred until technological feasibility is established, at which time the costs are capitalized until the product is available for its intended use. Judgment is required in determining when technological feasibility of a product is established. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. At least annually, the useful lives are reviewed and adjusted if appropriate.

Impairment of Long-Lived Assets

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets to be held and used (including property, plant and equipment, and investments), and our goodwill and intangible assets. When such indicators exist, impairment testing is performed. Additionally, goodwill is tested at least annually on October 1.

We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.

Estimates and judgment involve

  identifying the appropriate asset, group of assets, CGU or group of CGUs;
  determining the appropriate discount rate for assessing the recoverable amount;
  making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs; and
  evaluating impacts of climate change to our strategy, processes and operations.

We cannot predict if an event that triggers impairment or a reversal of impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting our consolidated financial statements.

Equity-Accounted Investments

For equity-accounted investments reduced to zero, we do not eliminate our share of the unrealized earnings. If the investee earns a profit in the subsequent period, we then recognize our share of the earnings only after adjusting for the unrealized earnings that were not previously eliminated.

Pension and Other Post-Retirement Benefits

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Our discount rate assumptions are impacted by

  the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;
  country specific rates; and
  the use of a yield curve approach based on the respective plans’ demographics, expected future pension benefits and medical claims. Payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Net actuarial gains or loss incurred during the period for defined benefit plans are closed out to retained earnings at each period-end.

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In millions of dollars, except as otherwise noted

Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations and accrued environmental costs include reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
  land reclamation and revegetation programs;
  decommissioning of underground and surface operating facilities;
  general clean-up activities aimed at returning the areas to an environmentally acceptable condition; and
  post-closure care and maintenance.

We consider the following factors as we estimate our provisions:

  environmental laws and regulations and interpretations by regulatory authorities, including updates on climate change, could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans;
  the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations;
  appropriate technical resources, including outside consultants, assist us in developing specific site closure and post-closure plans in accordance with the jurisdiction requirements;
  timing of settlement of the obligations, which is typically correlated with mine life estimates except for certain land reclamation programs; and
  changes in the pre-tax risk-free rate used to discount the expected future cash flows associated with these provisions.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements. We review our estimates for any changes in assumptions at the end of each reporting period.

We recognized contingent liabilities related to our business combinations or acquisitions, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the amount that would be recognized if the liability becomes probable.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When we repurchase our own common shares, share capital and contributed surplus is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from retained earnings. If the average carrying value of the shares repurchased is less than the average carrying value of the shares in share capital, the excess is recognized as an addition to share capital. Shares are cancelled upon repurchase.

Standards, Amendments and Interpretations Effective and Applied

The IASB and IFRS Interpretations Committee (“IFRIC”) has issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

In 2024, we adopted the following standards, amendments and annual improvements with no material impact on our consolidated financial statements:

  Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
  Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
  Non-current Liabilities with Covenants (Amendments to IAS 1)

In 2024, we adopted Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7). Refer to Note 5 Financial Instruments and related risk management for disclosures related to our supplier finance arrangements.

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2024.

The following amendments will be adopted in 2025 and are not expected to have a material impact on our consolidated financial statements:

  Lack of Exchangeability (Amendments to IAS 21)

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In millions of dollars, except as otherwise noted

The following amendments are being reviewed to determine the potential impact on our consolidated financial statements:

  Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), effective January 1, 2026. In May 2024, the IASB issued these amendments to clarify the timing of recognition and derecognition for a financial asset or financial liability, including clarifying that a financial liability is derecognized on the settlement date. In addition to these clarifications, the amendments introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before the settlement date if specific conditions are met. We expect that this amendment will modify the date of derecognition for financial liabilities settled using methods other than electronic payment systems.

  Presentation and Disclosure in Financial Statements (IFRS 18), effective January 1, 2027. In April 2024, the IASB issued IFRS 18, which will replace IAS 1 Presentation of Financial Statements . The new standard will require classification of income and expense into specified categories, defined subtotals and management-defined performance measures. The new standard also provides guidance on aggregation and disaggregation of disclosures. We expect that this standard will result in presentation changes in our consolidated statements of earnings and related notes and disclosures of our management performance measures in our notes to the consolidated financial statements.

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